**O2BOOST, LLC**

Financial Statements For The Interim Period Ended July 31, 2022



Jason M. Tyra CPA PLLC

**Independent Auditor's Report**

To Management
O2Boost, LLC
Frisco, TX

We have audited the accompanying financial statements of O2Boost, LLC (a Texas limited liability company), which comprise the balance sheet as of July 31, 2022 , and the related statements of income, members' equity, and cash flows for the interim period then ended, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of O2Boost, LLC as of July 31,2022 and the results of its operations and its cash flows for the interim period then ended in accordance with accounting principles generally accepted in the United States of America.



Jason M. Tyra, CPA, PLLC
Dallas, TX
September 23, 2022

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

info@tyracpa.com

www.tyracpa.com

**O2BOOST, LLC**
**BALANCE SHEET**
**JULY 31, 2022**
_____

**ASSETS**

**CURRENT ASSETS**
Inventory                                                    $       19,469

                                    TOTAL CURRENT ASSETS            19,469

                                    TOTAL ASSETS  $       19,469

**LIABILITIES AND MEMBERS' EQUITY**

**CURRENT LIABILITIES**

                                    TOTAL CURRENT LIABILITIES              -

                                    TOTAL LIABILITIES              -

**MEMBERS' EQUITY**
Contributed Capital                                            31,081
Retained Deficit                                             (11,612)

                                    TOTAL MEMBERS' EQUITY          19,469

            TOTAL LIABILITIES AND MEMBERS' EQUITY  $       19,469

**O2BOOST, LLC**
**INCOME STATEMENT**
**FOR THE PERIOD ENDED JULY 31, 2022**

| | |
|---|---|
| **Operating Income** | |
| Sales | $ 72,360 |
| Cost of Goods Sold | 21,533 |
| **Gross Profit** | 50,827 |
| **Operating Expense** | |
| Selling & Marketing | 62,131 |
| General & Administrative | 308 |
| | 62,439 |
| **Net Loss from Operations** | (11,612) |
| **Other Income (Expense)** | - |
| **Net Loss** | $ (11,612) |

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

**O2BOOST, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE PERIOD ENDED JULY 31, 2022**
_____

| | | |
|---|---|---:|
| **Cash Flows From Operating Activities** | | |
| Net Loss For The Period | $ | (11,612) |
| Change in Inventory | | (19,469) |
| **Net Cash Flows From Operating Activities** | | (31,081) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Increase in Contributed Capital | | 31,081 |
| **Net Cash Flows From Financing Activities** | | 31,081 |
| | | |
| **Cash at Beginning of Period** | | - |
| **Net Increase (Decrease) In Cash** | | - |
| **Cash at End of Period** | $ | - |

**O2BOOST, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE PERIOD ENDED JULY 31, 2022**

_____

|  | Contributed Capital | Retained Deficit | Total Members' Equity |
|---|---|---|---|
| Balance at May 2, 2022 (Inception) | $ - | $ - | $ - |
| Issuance of Capital | 31,081 | | 31,081 |
| Net Loss | | (11,612) | (11,612) |
| Balance at July 31, 2022 | $ 31,081 | $ (11,612) | $ 19,469 |

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

O2boost, LLC ("the Company") is a limited liability company organized under the state of Texas. The Company develops, produces, and sells oxygenated dietary supplements in the dietary supplement industry.

The Company is wholly owned by Hemotek, LLC, the parent company. Hemotek offers the company a variety of services and support which include, but not limited to, infrastructure support, raw ingredients, and certain operating expenses.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss for the period ended July 31, 2022, of $11,612.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering.  The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 23, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising

The Company records advertising expenses in the year incurred.

Inventory

The Company values inventory at the lower of historic cost.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue has been derived from one product line- O2boost Oxygen Supplement Capsules. Revenue is also net of discounts in the amount of $7,542.

Related Party Transactions

The Company received 1,785 grams in ingredients at a total cost of $33,915 manufactured by Hemotek, LLC, its parent company. All the grams transferred were used in the production of capsules during the period, thus there was no ending inventory of the ingredient.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

## NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces risks associated with operations. This stems from being dependent on the success of the parent company's operations.

## NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

## NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 23, 2022, the date that the financial statements were available to be issued.